SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 2



                               Intelligroup, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   45816A 10 6

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                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 7, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 45816A 10 6                  SCHEDULE 13D         Page 2 of 7
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1     NAME OF REPORTING PERSON
      Ashok Pandey

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                         (b)[X]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS (See Instructions)
      PF

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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)  [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.

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                7     SOLE VOTING POWER
                      2,141,583

   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          2,141,583
    PERSON
                ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,141,583

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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions) [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.9%

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14    TYPE OF REPORTING PERSON (See Instructions)
      IN

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

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CUSIP No. 45816A 10 6                  SCHEDULE 13D         Page 3 of 7
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INTRODUCTION

This Amendment No. 2 relates to the Schedule 13D filed by Ashok Pandey (the "Reporting Person" or "Pandey"), with the Securities and Exchange Commission on April 23, 2002, amended by Amendment No. 1 thereto filed on July 3, 2002 (the "Schedule 13D"). Items 1, 4, 5, 6 and 7 of the Schedule 13D are amended and supplemented as follows:

Item  1. Security and Issuer.

The number of issued and outstanding shares of common stock as of May 12, 2003, was 16,644,625 according to the Intelligroup, Inc.'s (the "Company") Form 10-Q for the quarterly period ended March 31, 2003.

Item  4. Purpose of Transaction.

On August 7, 2003, the Company and the Reporting Person entered into an Agreement that will result in the settlement and dismissal as between Pandey and the Company of four suits, two commenced by Pandey against the Company and others, and two commenced by the Company against Pandey and others. These actions are pending in the United States District Court for the District of New Jersey and the Superior Court of the State of New Jersey, and relate to the Company's 2002 Annual Meeting of Shareholders and an agreement between Pandey and the Company dated as of December 15, 2000 (the "Litigation Matters"). The Agreement mutually settles and releases as between the Company and Pandey all of the causes of action and issues relating to or arising out of the Litigation Matters.

The Agreement provides that the Company will pay as reimbursement of Pandey's legal expenses in connection with the Litigation Matters a settlement amount of $750,000. The first payment of $250,000 must be made on the earlier of the day following the 2003 Annual Meeting or October 15, 2003; the remaining payments of $250,000 must be made on the first and second anniversary of this date. Any unpaid settlement amount will be accelerated and due upon a change in control of the Company.

The Agreement further provides that the Company will include Pandey or an individual named by Pandey, who is acceptable to the Company, in its slate of nominees for election to the Board of Directors of the Company at the Annual Meetings to be held in 2003, 2004, and 2005. The Agreement requires Pandey and his affiliates, for a period of three years, to vote all voting securities beneficially owned or controlled by them for the slate of directors nominated, recommended or supported by the Company's Board at any meetings of the Company's shareholders at which directors are elected.

The Agreement also contains standstill provisions which prohibit Pandey and his affiliates, for a period of three years, from: (a) participating in the formation or joining with any person or group which owns or seeks to acquire beneficial ownership of shares of the Company's common stock, any other securities convertible into common stock, or any other securities that entitle the holders thereof to voting rights for the purpose of acquiring voting securities; (b) soliciting or participating in any solicitation of proxies; (c) opposing the election to the Board of the

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CUSIP No. 45816A 10 6                  SCHEDULE 13D         Page 4 of 7
--------------------------                                  --------------------

nominees nominated, recommended or supported by the Company; (d) waging a proxy contest or tender offer relating to the Company's voting securities; (e) initiating or supporting any shareholder proposal, except as necessary as a member of the Board in the discharge of his fiduciary duties; (f) providing any non-public information to any person without the consent of the Company; (g) depositing any voting securities in a voting trust or subjecting them to a voting agreement other than in accordance with the Agreement; (h) seeking, alone or in concert with others, to control or influence the management, Board of Directors, or policies of the Company except when acting solely in his capacity as a member of the Board; and (i) entering into any discussion or arrangement with any third party with respect to any of the foregoing, otherwise assisting or encouraging any person to do or seek to do any of the foregoing, or publicly disclosing an intent, purpose, plan, or proposal with respect to any of the foregoing. Any director named by Pandey is also subject to the foregoing prohibitions.

The foregoing is qualified in its entirety by reference to the Agreement, a copy of which is filed herewith as Exhibit B.

The Reporting Person may, at any time, purchase additional shares of the Company's common stock, or sell all or a portion of the shares of common stock now owned or hereafter acquired by the Reporting Person, in the open market, in privately negotiated transactions or otherwise.

Except as set forth above, the Reporting Person does not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

Item  5. Interest in Securities of the Issuer.

(a) According to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, as of May 12, 2003, the Company had issued and outstanding 16,644,625

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CUSIP No. 45816A 10 6                  SCHEDULE 13D         Page 5 of 7
--------------------------                                  --------------------

shares of common stock. The Reporting Person beneficially owns 2,141,583 shares of common stock. The Reporting Person is the beneficial owner of 12.9% of the common stock.

(b) The Reporting Person has the sole power to vote, or to direct the vote of 2,141,583 shares of common stock and sole power to dispose of, or to direct the disposition of 2,141,583 shares of common stock.

(c) Within the last 60 days the Reporting Person did not execute any transactions in the Company's securities.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

See the discussion of the Agreement in Item 4 above. The foregoing is qualified in its entirety by reference to the Agreement, a copy of which is filed herewith as Exhibit B.


Item  7. Materials to be Filed as Exhibits.

EXHIBIT B   Agreement dated August 7, 2003, by and between Intelligroup, Inc.
            and Ashok Pandey.

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CUSIP No. 45816A 10 6                  SCHEDULE 13D         Page 6 of 7
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Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 11, 2003

                                                       /s/ Ashok Pandey
                                                 -------------------------------
                                                           Ashok Pandey

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CUSIP No. 45816A 10 6                  SCHEDULE 13D         Page 7 of 7
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                                                                       EXHIBIT B

                                    AGREEMENT

            This Agreement is made this 7th day of August, 2003, by and between Intelligroup, Inc., a New Jersey corporation, ("Intelligroup" or the "Company") and Ashok Pandey ("Pandey").

                              W I T N E S S E T H:

            WHEREAS, Pandey, a shareholder and former officer and director of the Company, commenced a solicitation to elect his slate of nominees to the Company's Board of Directors (the "Board") in connection with the Company's 2002 Annual Meeting of Shareholders (the "2002 Annual Meeting");

            WHEREAS, Pandey has commenced two actions, naming the Company and certain of its directors as defendants, relating to the 2002 Annual Meeting, captioned Ashok Pandey v. Intelligroup, Inc., Nagarjun Valluripalli, Klaus Besier, Dennis McIntosh, Alexander Graham Wilson, and Prabhas Panigrahi filed in the Superior Court of New Jersey, Chancery Division, Middlesex County, Docket No. C-189-02, and Ashok Pandey v. Srini Raju, Raj Mitta, Neehara Reddy, Sandeep Reddy, Rainfir Associates, A. Krishna Prasad, Intelligroup, Inc. and John Does 1-2 filed in the United States District Court for the District of New Jersey, Civil Action No. 02-3066 (JAG) (the "Pandey Actions");

            WHEREAS, the Company has commenced two actions naming Pandey as a defendant, one relating to the 2002 Annual Meeting and the other relating to the Agreement and General Release dated December 15, 2000 by and between the Company and Pandey, captioned, respectively, Intelligroup, Inc. v. Ashok Pandey, TAIB Securities, Inc., Braydon Holdings Limited and Beechrock Holdings Limited filed in the United States District Court for the District of New Jersey, Civil Action No. 02-CV-3196 (JAG) and Intelligroup, Inc. v. Ashok Pandey filed in the Superior Court of New Jersey, Law Division, Mercer County, Docket No. L-1987-02, (the "Intelligroup Actions") (together with the Pandey Actions, the "Litigation Matters");

            WHEREAS, each of Pandey and the Company desire to fully, finally and forever resolve, settle, discharge and release all of the claims, causes of action, and issues relating to or arising out of the Pandey Actions and Intelligroup Actions on the terms and conditions set forth herein;

            NOW, THEREFORE, in consideration of the promises and the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

      1.    Reimbursement Of Pandey Legal Fees.

         (a) The Company shall pay to Pandey an aggregate amount of $750,000 (the "Settlement Amount") as reimbursement and/or payment to Pandey for a portion of legal fees incurred by Pandey in connection with the Litigation Matters. Pandey acknowledges and agrees that he will not seek any further payments from Intelligroup or any of the other defendants in the Litigation Matters in excess of the Settlement Amount for any purpose including for legal fees he has incurred in connection with the Litigation Matters.

         (b) The Settlement Amount shall be paid to Pandey by the Company as follows: (i) $250,000 on the earlier of the day following the Company's next annual meeting of shareholders (the "2003 Annual Meeting"), and October 15, 2003; and (ii) $250,000 on each of the first two anniversaries of the date payment is made pursuant to Section 1(b)(i) above. Payments hereunder shall be sent by the Company and made payable to Cadwalader, Wickersham & Taft LLP at the address and to the attention of the persons listed in Section 11(d).

         (c) In the event that a Change in Control (as such term is defined below) occurs at any time in which any portion of the Settlement Amount remains unpaid, such unpaid amount shall be accelerated and shall be paid by the Company in full to Pandey upon the consummation of such Change in Control.

      2. Waiver Of Amounts Due By Pandey To The Company. The Company shall waive any and all amounts due by Pandey to the Company pursuant to the award granted by the Court in the action captioned Intelligroup, Inc. v. Ashok Pandey filed in the Superior Court of New Jersey, Law Division, Mercer County, Docket No. l-1987-02. The Company shall not object to and will provide any required assistance to Pandey, in vacating the judgment obtained in this action.

      3.    Settlement Of Litigation Matters/Release.

         (a) Intelligroup hereby fully, finally and forever dismisses with prejudice, discharges, settles and releases any and all claims, rights, causes of action, suits, matters and issues, known or unknown, liquidated or unliquidated, contingent or absolute, state or federal (including, without limitation, claims arising under the federal securities laws and the rules and regulations thereunder), in law or equity, that have been, could have been, or in the future could be asserted against Pandey and/or his subsidiaries, affiliates, officers, directors, employees, agents, representatives, attorneys, predecessors, successors, assigns and any other person or entity acting on the behalf of Pandey in the Litigation Matters, either directly, indirectly, or in any other capacity, in any court of competent jurisdiction or other forum, in connection with, arising out of, concerning or relating to, directly or indirectly, the Litigation Matters, or any of the acts, facts, decisions, events, transactions or occurrences alleged in any pleading filed by any party in any of the Litigation Matters, or which could have been asserted against Pandey in connection with the Litigation Matters, whether arising under any state or federal, statutory, regulatory or common law or otherwise that was brought or could have been brought in the Litigation Matters or otherwise up to and including the date of this Agreement; provided, however that neither the Company nor Pandey releases or waives a claim for non-compliance with or any breach of this Agreement.

         (b) Pandey hereby fully, finally and forever dismisses with prejudice, discharges, settles and releases any and all claims, rights, causes of action, suits, matters and issues, known or unknown, liquidated or unliquidated, contingent or absolute, state or federal (including, without limitation, claims arising under the federal securities laws and the rules and regulations thereunder), in law or equity, that have been, could have been, or in the future could be asserted against Intelligroup and/or its subsidiaries, affiliates, officers, directors, employees, agents, representatives, attorneys, predecessors, successors, assigns, any other person or entity acting on the behalf of the Company and its directors in the Litigation Matters, either directly, indirectly, or in any other capacity, in any court of competent jurisdiction or other forum, in connection with, arising out of, concerning or relating to, directly or indirectly, the Litigation Matters, or any of the acts, facts, decisions, events, transactions or occurrences alleged in any pleading filed by any party in any of the Litigation Matters, or which could have been asserted against the Company in connection with the Litigation Matters, whether arising under any state or federal, statutory, regulatory or common law or otherwise that was brought or could have been brought in the Litigation Matters or otherwise up to and including the date of this Agreement; provided, however that neither the Company nor Pandey releases or waives a claim for non-compliance with or any breach of this Agreement.

         (c) Pandey shall use his reasonable efforts to obtain mutual releases from all other defendants in the Pandey Actions. Upon receipt of such releases Pandey and the Company shall execute and the Company shall cause to be filed with the appropriate Courts as set forth therein, Stipulations of Voluntary Dismissal with Prejudice.

      4.    Board Representation.

         (a) The Company shall include either Pandey or an individual named by Pandey who is acceptable to the Company (the "Pandey-Named Director"), which acceptance shall not be unreasonably withheld, as the case may be, in its slate of nominees for election to the Board at its 2003 Annual Meeting and the annual meetings of the Company to be held in 2004 and 2005.

         (b) Pandey or the Pandey-Named Director, as the case may be, shall be entitled to director compensation, including equity compensation, in accordance with the Company's director compensation policies, as amended from time to time. Such compensation shall be the same as other non-employee directors.

         (c) Each of the Directors of the newly constituted Board shall hold such office until the next annual meeting of shareholders and until his successor shall have been duly elected and qualified or until earlier removal or resignation in accordance with New Jersey law and the Company's By-laws or Certificate of Incorporation.

         (d) In the event Pandey or a Pandey Named Director declines to serve on the Company's Board of Directors, resigns for any reason, is removed for cause pursuant to New Jersey law or is nominated by the Board of Directors but not elected by the shareholders of the Company, Pandey and the Company shall remain obligated to perform their respective obligations under this Agreement.

      5.    Standstill And Voting Agreements.

         (a) For a period of three (3) years from the date hereof, Pandey agrees that he will not, nor will any of his Affiliates (as such term is defined below) directly or indirectly:

            (i) participate in the formation of any Person (as such term is defined below) or Group (as such term is defined below), or join with any Person or Group, which owns or seeks to acquire beneficial ownership of shares of the Company's common stock, par value $.01 per share (the "Common Stock"), or any other securities convertible into, exchangeable for, or exercisable for Common Stock, or any other securities of the Company that entitle the holders thereof to voting rights (the Common Stock, together with any such other securities, are referred to hereafter as "Voting Securities"), for the purpose of acquiring Voting Securities;

            (ii) solicit or participate in any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Securities Exchange Act of 1934, as amended ("Exchange Act"), these terms to have such meaning throughout this Agreement) with respect to the Company other than to solicit or participate in a solicitation of proxies in support of the nominees to the Board proposed by the Company;

            (iii) oppose the election to the Board of the nominees nominated, recommended or supported by the Company;

            (iv) wage a proxy contest or tender offer relating to the Company's Voting Securities;

            (v) initiate or support any shareholder proposal (as such term is defined or used in Regulation 14A under the Exchange Act), except as Pandey in good faith deems necessary as a member of the Board in the discharge of his fiduciary duties;

            (vi) provide any non-public information to any Person without the consent of the Company;

            (vii) deposit any Voting Securities in a voting trust or subject them to a voting agreement or other agreement or arrangement with respect to the voting of such Voting Securities other than in accordance with this Agreement;

            (viii) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors, or policies of the Company except when acting solely in his capacity as a member of the Board; and

            (ix) enter into any discussion or arrangement with any third party with respect to any of the foregoing, or otherwise assist, participate in, facilitate, or solicit any effort or attempt by any Person to do so or seek to do any of the foregoing, or in any way assist or encourage any Person to do or seek to do any of the foregoing; or to publicly disclose an intent, purpose, plan, or proposal with respect to any of the foregoing.

         (b) Each Pandey-Named Director, if any, shall agree to the provisions of Section 5(a) above during the tenure of his or her directorship on the Board.

         (c) For a period of three (3) years from the date hereof, each of Pandey and his Affiliates shall vote all Voting Securities beneficially owned or controlled by them for the slate of directors nominated, recommended or supported by the Company's Board of Directors for election to the Company's Board of Directors at any meetings of the Company's shareholders at which directors are to be elected, and any adjournments thereof. In all other matters on which shareholders vote, Pandey is under no restriction or obligation as to the voting of his Voting Securities. Pandey shall not be obligated to vote his Voting Securities pursuant to this Section 5(c) (i) in the event that he is removed as a director of the Company without Cause (as such term is defined below) or (ii) with respect to his vote for any particular director or directors, in the event that Pandey has resigned from the Board of Directors as a direct result of such director or directors having committed an act or omission constituting Cause.

         (d) In addition to any other public filings that Pandey may be required to file under state and federal securities laws as a result of this Agreement, Pandey agrees to file in a timely manner an amendment to his Schedule 13D with the Securities and Exchange Commission accurately reflecting his agreements hereunder.

      6. Non-disparagement. In the event that Pandey or a Pandey-Named Director is not a member of the Board of Directors of the Company due to an event other than: (i) Pandey or a Pandey-Named Director, having been nominated by the Company on the Company-supported slate and having sought election on that slate, is not elected to the Board of the Company; or (ii) voluntarily resigns from the Board, in circumstances that would permit Pandey not to vote his Voting Securities for the slate of directors nominated by the Company, then: (A) Pandey, for a period of three years from the date hereof, covenants and agrees not to knowingly do or say anything to any (x) existing or potential customers or clients of the Company or (y) shareholders of the Company known to Pandey with the intent to harm the business or personal interests and relationships, reputation or goodwill of the Company with respect to such customers, clients or shareholders; and (B) the Company, and its directors and officers, for a period of three years from the date hereof, covenants and agrees not to knowingly do or say anything with the intent to harm the business or personal interests and relationships, reputation or goodwill of Pandey, provided that if Pandey is no longer subject to his obligations of non-disparagement pursuant to this Section 6, the Company shall likewise no longer be subject to its obligations of non-disparagement pursuant to this Section 6.

      7.    Enforcement.

         (a) Each of these parties acknowledges and agrees that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages would be an inadequate remedy therefor. Accordingly, each of the parties will be entitled to seek an injunction or injunctions to prevent or in response to breaches of this Agreement and to enforce specifically its provisions in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

         (b) No failure or delay on the part of the Company or Pandey in the exercise of any respective power, right, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right, or privilege preclude other or further exercise thereof or of any other right, power, or privilege.

         (c) In the event that either party is required to commence an action, in law or equity, to enforce its rights hereunder or as a result of any breach of any provision set forth in this Agreement, and is successful on the merits in such action, such party shall be entitled to reasonable attorneys' fees and litigation costs.

      8. Entire Agreement. This Agreement constitutes the entire understanding of the parties with respect to the transactions contemplated hereby and no representations, warranties or inducements have been made to anyone concerning this Agreement other than the representations, warranties and covenants contained herein. This Agreement may be amended only by an agreement in writing executed by all the parties.

      9. Headings. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

      10. Counterparts. This Agreement may be executed in one or more counterparts and each executed counterpart shall be deemed to be one and the same instrument.

      11. Notices. All notices, requests, consents, and other communications hereunder shall be in writing, shall be addressed to the receiving party's address and the address of its counsel as set forth below or to such other address as a party may designate by notice hereunder, and shall be either (i) delivered by hand, (ii) made by facsimile transmission, (iii) sent by overnight courier, or (iv) sent by registered or certified mail, return receipt requested, postage prepaid:

         (a)      if to the Company:

                  Intelligroup, Inc.
                  499 Thornall Street
                  Edison, New Jersey 08837
                  Facsimile: 732-362-2106
                  Attention: President and Chief Executive Officer

         (b)      with a copy to:

                  Hale and Dorr LLP
                  650 College Road East
                  Princeton, New Jersey 08540
                  Facsimile: 609-750-7700
                  Attention: David J. Sorin, Esq.

         (c)      if to Pandey:

                  Ashok Pandey
                  944 Stuart Road
                  Princeton, New Jersey 08540
                  Facsimile: 609-430-2483

         (d)      with a copy to:

                  Cadwalader, Wickersham & Taft LLP
                  100 Maiden Lane
                  New York, New York 10038
                  Facsimile: (212) 504-6666
                  Attention: Dennis J. Block & Jason M. Halper

or to such other address or telecopy number as any party may, from time to time, designate in a written notice given in a like manner. Notice by telecopy shall be deemed delivered at the time that receipt thereof has been acknowledged by electronic confirmation or otherwise.

      12. Successors and Assigns. This Agreement shall bind the successors and assigns of the parties hereto, and inure to the benefit of any successor or assign of any of the parties; provided, however, that no party may assign this Agreement without the consent of each of the other parties.

      13. Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of New Jersey, without giving effect to the conflict of laws principles thereof.

      14. No Admission. This Agreement shall not be deemed or used as an admission, presumption or concession of, or evidence of, the validity of any claims in the Litigation Matters, or of any fault, wrongdoing or liability of the Company or Pandey in connection with the Litigation Matters, or of any infirmity in the defenses that the Company or Pandey had intended to, could have or did assert in the Litigation Matters, nor are such defenses waived; Provided, however that, Pandey or the Company may file and use this Agreement in any action or proceeding in order to support a defense, claim or counter-claim based on principles of res judicata, collateral estoppel, release, good faith settlement or any other theory of claim preclusion or issue preclusion or similar defense, claim or counter-claim.

      15. Consent To Jurisdiction; Waiver Of Jury Trial. Each of the parties hereto (a) accepts, generally and unconditionally, the nonexclusive jurisdiction of the courts of the State of New Jersey and any related appellate court and irrevocably agrees to be bound by any judgment rendered thereby in connection with any claim arising under or related to this Agreement or the breach or enforcement thereof (an "Agreement-Related Claim") and (b) irrevocably waives any objection it may now or hereafter have as to the venue of any such proceeding brought in such a court or that such a court is an inconvenient forum. Each of the parties hereto waives personal service of process and consents that service of process upon it may be made by certified or registered mail, return receipt requested, at its address and the address of its counsel as specified or determined in accordance with the provisions of Section 11, and service so made shall be deemed completed on the third business day after such service is deposited in the mail. Nothing herein shall affect the right of any Person to serve process in any other manner permitted by law or shall limit the right of any Person to bring proceedings in the courts of any other jurisdiction. Each of the parties hereby waives trial by jury in any judicial proceeding involving any Agreement-Related Claim.

      16. Termination. This Agreement shall terminate upon the consummation of a Change in Control (as such term is defined below), subject to the satisfaction of the payment obligations set forth in Section 1(c).

      17. Definitions. When used in this agreement, the following terms shall have the meanings specified:

         (a) "Affiliate" has the meaning specified in Rule 12b-2 under the Exchange Act as in effect on the date hereof, and for the purposes of such definition, and without limitation, "control" shall mean ownership of more than 10% of the stock entitled to vote for directors of any corporation, or the authority to act as general partner of a partnership or managing member or manager of a limited liability company, or any other relationship which constitutes actual control to the extent necessary to prevent any action prohibited hereunder.

         (b)      "Cause" means:

            (i) breach of fiduciary duty to the Company or its shareholders as determined by final adjudication of a court of competent jurisdiction; or

            (ii) the conviction of, or the entry of a pleading of nolo contendre to, any crime involving moral turpitude or any felony.

         (c) "Change in Control" means the consummation of any transaction or series of transactions (other than a transaction to which only the Company and one or more of its subsidiaries are parties) pursuant to which:

            (i) a required percentage of the Company's shareholders necessary for approval of a merger or consolidation or a majority of the Company's directors approves a merger or consolidation of the Company with or into another corporation or other legal entity and such transaction is consummated; or

            (ii) any acquisition or series of acquisitions, other than from the Company, by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) in excess of 50% or more of either the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or the combined voting power of the then outstanding Voting Securities, provided, however, that (A) any such acquisition by the Company or any of its subsidiaries, or (B) any such acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its subsidiaries, shall not constitute a Change of Control; or

            (iii) there is approval by the stockholders of the Company of a complete liquidation or dissolution of the Company, or of the sale or other disposition of all or substantially all of the assets of the Company, or of a reorganization, merger or consolidation of the Company, in each case, with respect to which all or substantially all of the individuals and entities who were the respective beneficial owners of the Voting Securities immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation beneficially own, directly or indirectly, more than 60% of the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such reorganization, merger or consolidation.

            (iv) there is a change in the composition of the Company's Board such that individuals who, as of August 7, 2003, constitute the Board of the Company (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of the Company, provided that any individual who becomes a director subsequent to August 7, 2003, whose election, or nomination for election, by the Company's stockholders was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual was a member of the Incumbent Board; provided, further, however, that any such individual whose initial assumption of office occurs as a result of or in connection with either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of an entity other than the Board shall not be considered a member of the Incumbent Board; provided, however, that this definition shall not mean a transaction or series of transactions in which a majority of the capital stock of the other corporation, following such transaction or series of transactions, is owned or controlled by the holders of a majority of the Company's outstanding capital stock immediately before such sale, transfer or disposition.

         (d) "Group" means a group, as such term is used in Section 13(d)(3) of the Exchange Act.

         (e) "Person" means any natural person, corporation, partnership, joint venture, limited liability company, association, joint stock company, trust, unincorporated organization, governmental body, or any other entity whatsoever.

                                 * * * * * * * *

                      Remainder of Page Intentionally Blank

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first referred to above.

                                       INTELLIGROUP, INC.

                                       By:  /s/ Nagarjun Valluripalli
                                            ------------------------------------
                                            Name:  Nagarjun Valluripalli
                                            Title: President and Chief Executive
                                                   officer


                                       By:  /s/ Ashok Pandey
                                            ------------------------------------
                                            Name: Ashok Pandey